U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Vivendi Universal, S.A.
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   (Last)                            (First)              (Middle)

        42, avenue de Friedland
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                                    (Street)

        75380 Paris, Cedex 08, France
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   (City)                            (State)                (Zip)


________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        05/20/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        Not Applicable (foreign entity)
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        MP3.com, Inc. (Nasdaq NM: MPPP)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
   Common Stock, par value $0.001                                D (see explanatory
   per share                             37,947,112              note (1)
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)


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


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Not applicable
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Vivendi Universal, a societe anonyme organized under the laws of France ("Vivendi Universal"), is party to a stockholder agreement dated as of May 20, 2001 with certain stockholders of MP3.com, Inc. (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Vivendi Universal has shared voting power with respect to 34,947,112 shares of common stock, par value $0.001 per share, of MP3.com, Inc. ("MP3.com Common Stock"), that are subject to the Stockholder Agreement (the "Shares"). As a result, Vivendi Universal may be deemed to beneficially own the Shares. Vivendi Universal is also the holder of warrants to purchase 3,000,000 shares of MP3.com Common Stock, and as a result may be deemed to beneficially own the underlying shares of MP3.com Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                        VIVENDI UNIVERSAL, S.A.

                        by /s/ George E. Bushnell III, Esq.        May 30, 2001
                           -----------------------------------     -------------
                           Name:  George E. Bushnell III, Esq.
                           Title: Vice President and Corporate
                                  Counsel
                           **Signature of Reporting Person


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